Mail Stop 6010

May 24, 2006

VIA U.S. MAIL AND FAX (847) 498-9123

Mr. Dominic A. Romeo
Vice President and Chief Financial Officer
IDEX Corporation
630 Dundee Road
Northbrook, Illinois 60062

      Re: **IDEX Corporation**
                Form 10-K for the year ended December 31, 2005
                Filed March 6, 2006
                File No. 001-10235

Dear Mr. Romeo:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Financial Statements

Note 1. Summary of Significant Accounting Policies, page 29

1.   We noted that you have significant amounts of goodwill and intangible assets recorded on your balance sheet. We also noted the roll-forward in changes in these accounts provided in Footnote 3. We did not see any description of the company's policy regarding review of goodwill for impairment and how any subsequent impairment might be determined, however. We refer you to SFAS 142. Please tell us about your review for impairment and revise your filings to include the company's policy in future filings. Alternatively, tell us why you do not believe this to be a significant policy to the company.

2.   In addition, we noted you have significant amounts of long-lived assets recorded on your balance sheet. Tell us about your review for impairment related to these assets and revise future filings to disclose the company's policy. Clearly indicate how you comply with paragraph 7 of SFAS 144. Alternatively, tell us why you do not believe this to be a significant policy to the company.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

    ·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant